U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Green                               Eric                A.
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                            New York                10020
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

Hanger Orthopedic Group, Inc.  ("HGR")

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year


March 6, 2003
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5.   If Amendment, Date of Original (Month/Day/Year)



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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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

                                                                                                                 6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                      2A.           Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                    2.                Deemed        Code         ------------------------------- Owned Follow-  (D) or    Indirect
1.                  Transaction       Execution     (Instr. 8)                   (A)             ing Report-    Indirect  Beneficial
Title of Security   Date              Date, if any  ------------     Amount      or     Price    ed Trans-      (I)       Ownership
(Instr. 3)          (mm/dd/yy)        (mm/dd/yy)     Code     V                  (D)             actions       (Instr.4) (Instr. 4)
                                                                                                 (Instr. 3
                                                                                                  and 4)
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

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Common Stock           3/6/03                          S                2,300    D         $10.50  87,827      I           (FN 1)
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Common Stock           3/6/03                          S                3,900    D         $10.55  87,827      I           (FN 1)
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Common Stock           3/6/03                          S                2,300    D         $10.56  87,827      I           (FN 1)
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Common Stock           3/6/03                          S                  400    D         $10.57  87,827      I           (FN 1)
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Common Stock           3/6/03                          S                  800    D         $10.58  87,827      I           (FN 1)
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Common Stock           3/6/03                          S                  400    D         $10.59  87,827      I           (FN 1)
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Common Stock           3/6/03                          S               16,500    D         $10.60  87,827      I           (FN 1)
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Common Stock           3/6/03                          S                1,300    D         $10.62  87,827      I           (FN 1)
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Common Stock           3/6/03                          S                1,600    D         $10.63  87,827      I           (FN 1)
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Common Stock           3/6/03                          S                 500     D         $10.61  87,827      I           (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)




FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                      10.
                                                                                                             9.        Owner-
                                                                                                             Number    ship
                                                                                                             of        Form
               2.                                                                                            Deriv-    of
               Conver-                           5.                              7.                          ative     Deriv-  11.
               sion                              Number of                       Title and Amount            Secur-    ative  Nature
               or                                Derivative     6.               of Underlying      8.       ities     Secur- of
               Exer-        3A.Deemed   4.       Securities     Date             Securities         Price    Bene-     ity:   In-
               cise    3.      Exec-    Trans-   Acquired (A)   Exercisable and  (Instr. 3 and 4)   of       ficially  Direct direct
               Price   Trans-  cution   action   or Disposed    Expiration Date  ----------------   Deriv-   Owned     (D)or  Bene-
1.             of      action  Date,if  Code     of(D)          (Month/Day/Year)          Amount    ative    Follow-   In-    ficial
Title of       Deriv-  Date    any      (Instr.  (Instr. 3,      ----------------         or        Secur-   ing Repo  direct Owner-
Derivative     ative   (Month/ (Month/     8)      4 and 5)      Date     Expira-         Number    ity      rted      (I)    ship
Security       Secur-  Day/     Day/     ------   ------------   Exer-    tion            of       (Instr.   Transact-(Instr.(Instr.
(Instr. 3)     ity     Year)    Year)    Code V    (A)  (D)      cisable  Date    Title   Shares     5)      ion(s)     4)     4)
                                                                                                             (Instr.
                                                                                                                4)
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

7% Redeemable                                                                       Non-Voting
Preferred                                                                           Common
Stock (FN 2)   $16.50   N/A      N/A     N/A  N/A  N/A  N/A        Immed.           Stock    (FN 3)  N/A      (FN 3)   I     (FN 1)
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
Explanation of Responses:


(1) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"), a portion of which may be deemed attributable to the reporting person because the reporting person is a limited partner of JPMP Master Fund Manager , L.P. ("MF Manager"), the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within JPM BHCA and MF Manager.

(2) The Company is entitled to require the 7% Redeemable Preferred Stock to be converted into non-voting common stock on or after July 2, 2002, if the average closing price of the common stock for 20 consecutive trading days is equal to or greater than 175% of the conversion price.

(3) These shares were initially convertible into 3,030,303 shares of non-voting common stock of the Issuer. However, accrued and unpaid dividends on the 7% Redeemable Preferred Stock will have the effect of increasing the number of shares of common stock issuable upon conversion of the 7% Redeemable Preferred Stock.




/s/  Eric A. Green                                              3/7/03
---------------------------------------------            -----------------------
     Eric A. Green                                                Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.